Filed Pursuant to Rule 433

Registration No. 333-233608

Final Term Sheet

May 13, 2020

VERIZON COMMUNICATIONS INC.

C$1,000,000,000 2.500% Notes due 2030

C$300,000,000 3.625% Notes due 2050

Issuer:	Verizon Communications Inc. (“Verizon” or the “Company”)

Issue:	Private placement of senior notes in Canada

Title of Securities:	2.500% Notes due 2030 (the “Notes due 2030”)
3.625% Notes due 2050 (the “Notes due 2050”)

Aggregate Principal Amount Offered:	Notes due 2030:	C$1,000,000,000
	Notes due 2050:	C$300,000,000

Trade Date:	May 13, 2020

Settlement Date (T+2):	May 15, 2020

Maturity Date:	Notes due 2030:	May 16, 2030
	Notes due 2050:	May 16, 2050

Interest Rate:	Notes due 2030:	2.500% per annum
	Notes due 2050:	3.625% per annum

Interest Payment Dates:	Notes due 2030:	Semi-annually in arrears in equal installments on each May 16 and November 16, commencing on November 16, 2020 (long first coupon)
	Notes due 2050:	Semi-annually in arrears in equal installments on each May 16 and November 16, commencing on November 16, 2020 (long first coupon)

Following Business Day Convention:	If not a business day in New York or Toronto, then payment of a coupon or upon maturity or redemption will be made on the next business day with no adjustment

Day Count Convention:	Actual/365 (Fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any interest payment date

Currency:	All payments of interest and principal for the Notes due 2030 and Notes due 2050, including any payments made upon any redemption, will be made in CAD

Ranking:	Each series of notes will be unsecured and will rank equally with all of the Company’s unsecured and unsubordinated indebtedness

Public Offering Price:	Notes due 2030:	99.815% plus accrued interest, if any, from May 15, 2020
	Notes due 2050:	98.827% plus accrued interest, if any, from May 15, 2020

Underwriting Discount:	Notes due 2030:	0.40%
	Notes due 2050:	0.50%

Spread to Government of Canada Benchmark	Notes due 2030:

+200 bps vs. the interpolated GoC Curve (CAN 2.25% June 1, 2029 and CAN 1.25% June 1, 2030)

+199.7 bps which includes a -0.3 bps curve adjustment vs. CAN 1.25% June 1, 2030 (priced at $107.10 to yield 0.524%)

	Notes due 2050:	+260 bps vs. CAN 2.00% December 1, 2051 (priced at $124.25 to yield 1.090%)

Proceeds to Verizon (before expenses):	Notes due 2030:	99.415%
	Notes due 2050:	98.327%

Use of Proceeds:	The Company intends to use the net proceeds from the sale of the notes for general corporate purposes, which may include, depending on market and other conditions, the repayment of outstanding commercial paper and other outstanding indebtedness

Denomination:	Notes due 2030:	Minimum of C$2,000 and integral
		multiples of C$1,000 in excess thereof
	Notes due 2050:	Minimum of C$2,000 and integral
		multiples of C$1,000 in excess thereof

Optional Redemption:	Notes due 2030: (i) at any time prior to February 16, 2030 (three months prior to maturity), make-whole call at the greater of (a) 100% of the principal amount of the Notes due 2030 being redeemed or (b) the Canada Yield Price, and (ii) at any time on or after February 16, 2030, par call at 100% of the principal amount of the Notes due 2030 being redeemed, in each case plus any accrued and unpaid interest on the principal amount of notes being redeemed to such redemption date.

	Notes due 2050: (i) at any time prior to November 16, 2049 (six months prior to maturity), make-whole call at the greater of (a) 100% of the principal amount of the Notes due 2050 being redeemed or (b) the Canada Yield Price, and (ii) at any time on or after November 16, 2049, par call at 100% of the principal amount of the Notes due 2050 being redeemed, in each case plus any accrued and unpaid interest on the principal amount of notes being redeemed to such redemption date.

	“Canada Yield Price” means, in respect of any notes being redeemed, the price, in respect of the principal amount of the notes, calculated by Verizon as of the third business day prior to the redemption date of such notes, equal to the sum of the present values of the remaining scheduled payments of interest (not including any portion of the payments of interest accrued as of the date of redemption) and principal on the notes to be redeemed from the redemption date to the applicable par call date, as if redeemed on the par call date, using as a discount rate the sum of the Government of Canada Yield on such business day plus (i) 50 basis points for the Notes due 2030 and (ii) 65 basis points for the Notes due 2050.

“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date as determined by the arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two investment dealers in Canada selected by Verizon, assuming semi-annual compounding and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in CAD in Canada at 100% of its principal amount on such date with a term to maturity that most closely approximates the remaining term to the applicable par call date.

CUSIPs:	Notes due 2030:	92343VFG4
	Notes due 2050:	92343VFH2

ISINs:	Notes due 2030:	CA92343VFG47
	Notes due 2050:	CA92343VFH20

Sales Restrictions:	U.S.: None, as the notes are registered with the U.S. Securities and Exchange Commission (the “SEC”). Clearing is via CDS Clearing and Depository Services Inc. only.

Canada: Available for sale only to “accredited investors” who are not individuals unless also “permitted clients”. Resales will be subject to resale restrictions.

Listing:	The notes will not be listed on any securities exchange.

Joint Book-Running Managers:	Merrill Lynch Canada Inc., RBC Dominion Securities Inc., and TD Securities Inc.

Co-Managers:	Scotia Capital Inc., SG Americas Securities, LLC and SMBC Nikko Securities America, Inc.

The foregoing description of some of the terms of the notes is not complete and is subject to, and qualified in its entirely by, reference to the Company’s preliminary prospectus supplement dated May 13, 2020 (the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated September 4, 2019 (the “Prospectus”) or, if you are in Canada, the Company’s preliminary Canadian offering memorandum dated May 13, 2020, which includes the Preliminary Prospectus Supplement and the Prospectus (the “Preliminary Canadian Offering Memorandum”), and the documents incorporated and deemed to be incorporated by reference therein. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement or the Prospectus or, if you are in Canada, the Preliminary Canadian Offering Memorandum. Prospective purchasers should review the Preliminary Prospectus Supplement and the Prospectus or, if you are in Canada, the Preliminary Canadian Offering Memorandum for a more detailed description of some of the terms of the notes. No person has been authorized to make any representation in connection with the offering other than as contained or incorporated by reference in the Preliminary Prospectus Supplement and the Prospectus or, if you are in Canada, the Preliminary Canadian Offering Memorandum, and the Company and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

Investing in the notes involves risks. See “Risk Factors” in the Preliminary Prospectus Supplement and the risks discussed elsewhere in the Preliminary Prospectus Supplement, the Prospectus and the documents incorporated and deemed incorporated by reference therein.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect sales of notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch Canada Inc. toll-free at 1-800-294-1322, RBC Dominion Securities Inc. (collect) at 1-416-842-6331 or TD Securities Inc. toll-free at 1-800-263-5292 or contacting the issuer at:

Investor Relations

Verizon Communications Inc.

One Verizon Way

Basking Ridge, New Jersey 07920

Telephone: (212) 395-1525

Internet Site: www.verizon.com/about/investors

The information contained on or accessible through Verizon’s corporate website or any other website that it may maintain is not incorporated by reference herein.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.